[LETTERHEAD OF THOMPSON & KNIGHT LLP]

June 23, 2004

Tangela Richter
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Petrohawk Energy Corporation Registration Statement on Form S-3 Filed May 13, 2005 File No. 333-124898

Dear Ms. Richter:

     Thank you for the comments included in your letter dated June 9, 2005. On behalf of Petrohawk Energy Corporation, I have reproduced each of your comments below, and have included specific responses following each comment.

Form S-3

General

1.	Please note that resolution of the issues identified in connection with the Registration Statement on Form S-4, File No. 333-124391 is a precondition to the effectiveness of this registration statement and the pending registration statement on Form S-3 File No. 333-124899.

Response:

We acknowledge your comment and do not intend to request effectiveness of this or the pending registration statement on Form S-3, File No. 333-124899, until the issues identified in connection with Registration Statement on Form S-4, File No. 333-124391, and this registration statement are resolved.

Selling Stockholders, page 14

2.	Please disclose how the selling stockholders acquired the securities being offered by this registration statement. We believe a description of the transaction in which the selling stockholders acquired their shares is information required to be disclosed pursuant to Item 507 of Regulation S-K. Ensure that the related agreements are filed.

Response:

We have revised the disclosure as requested. We have added footnote number 2 to the table under the “Selling Stockholders” section on page 14 to address that the shares being offered pursuant to this registration statement were obtained by the selling stockholders from PHAWK, LLC in a privately negotiated transaction. Please note that we have included, as Exhibit 4.11 to this registration statement, the Registration Rights Agreement between Petrohawk Energy Corporation and the selling stockholders listed on page 14 of the registration statement. Please note that Petrohawk Energy Corporation was not a party to the purchase transaction between PHAWK, LLC and the selling stockholders, and PHAWK, LLC has not provided Petrohawk Energy Corporation with a copy of any stock purchase agreement entered into between PHAWK, LLC and the selling stockholders.

3.	Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling shareholder received its notes or shares as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Response:

Each of the selling stockholders listed in this registration statement have represented to us that they are not a registered broker-dealer or an affiliate of a registered broker-dealer.

     Please do not hesitate to call with any questions or additional comments regarding the Form S-3 and this letter. I can be reached at (713) 951-5807.

Very truly yours,
/s/ William T. Heller IV
William T. Heller IV

cc:	Mellissa Campbell Duru Division of Corporation Finance